Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

PROXY

An Extraordinary General Meeting of Shareholders

To Be Held on October 30, 2026 at 10:00 a.m. Beijing Time (October 29, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Xiaodan Liu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company (the “EGM”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1 and 2 of the EGM.

Item 1	Proposal One. By a special resolution, subject to all necessary governmental and regulatory consents,		☐ For	☐ Against	☐ Abstain
	(i)	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company (the “BVI Company”) under the laws of the BVI (the “Continuation”) be and are hereby approved;

	(ii)	with effect from the Continuation, (a) all issued and outstanding class A ordinary shares of a par value of US$0.0000001 each (the “Class A Ordinary Shares”) of the Company will be re-designated on a one-for-one basis for newly issued class A ordinary shares of no par value of the BVI Company; and (b) all issued and outstanding class B ordinary shares of a par value of US$0.0000001 each (the “Class B Ordinary Shares”) of the Company will be re-designated on a one-for-one basis for newly issued class B ordinary shares of no par value of the BVI Company;

	(iii)	with effect from the Continuation, the memorandum and articles of association of the Company then in effect be amended and restated by the deletion in their entirety and the substitution in their place of a proposed new memorandum and articles of association (the “Proposed Memorandum and Articles”) of the BVI Company that is compliant with the laws of the BVI, which shall be substantially in the form attached hereto as Annex A); and

	(iv)	any director of the Company be authorised and directed to do all such acts and things as they may consider necessary or desirable for the purpose of effectuating the Continuation, including without limitation, (a) finalizing and making any necessary changes to the Proposed Memorandum and Articles as may be necessary to effect the Continuation; (b) signing the voluntary declaration for and on behalf of the Company (which shall also be sworn by a director) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”); (c) as the Company has no secured creditors, signing an undertaking that the Company has no secured creditors; (d) signing a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Continuation, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act; and (e) executing other documents in connection with and as necessary to effect the Continuation.

(item (i) to item (iv) above, collectively, the “Transfer by way of Continuation”).

Item 2	Proposal Two. By an ordinary resolution, to approve to adjourn the EGM to a later date or dates for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the EGM to approve Proposal One described above (the “Adjournment Proposal”).		☐ For	☐ Against	☐ Abstain

In his/her discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/elong.

Consent to electronic delivery of proxy material: ______________________________ (email address).